July 31, 2024

Jason T. Serrano
Chief Executive Officer
New York Mortgage Trust, Inc.
90 Park Avenue
New York, NY 10016

       Re: New York Mortgage Trust, Inc.
           Registration Statement on Form S-3
           Filed July 26, 2024
           File No. 333-281046
Dear Jason T. Serrano:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Catherine De Lorenzo at 202-551-3772 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Christopher Green, Esq.